SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 9, 2007

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Re: Summary of the Regular Shareholders’ Meeting held on March 30, 2007

Dear Sirs,

This is to inform you, in compliance with section 4 b.1, Chapter II of the Argentine Securities Commission Regulations (NT 2001), on the summary of the resolutions adopted in relation to each item of the Agenda of the Regular Shareholders’ Meeting of Petrobras Energía Participaciones S.A. held on March 30, 2007 at 3.18 p.m. at NH City Hotel, 4th floor, City of Buenos Aires.

The meeting was held with the presence of 29 shareholders, 23 of which were present in person and 6 by proxy, representing a capital stock of a nominal value of P$1,736,386,705 entitled to 1,736,386,705 votes, and a quorum of 81.44%.

The resolutions adopted were the following:

1) The Meeting approved, by a majority vote, with 29,450,400 abstentions and 90,000 votes against, the Annual Report and Summary of Events, Inventory, General Balance Sheet, Statement of Income, Statement of Changes in Shareholders Equity, Statement of Cash Flow, Notes and Exhibits Supplementary to the Balance Sheet and the English version of the aforesaid documents; Auditor’s Report, Report of the Statutory Syndic Committee and Additional Information required pursuant to Section 68 of the Stock Exchange Regulations; and Performance of the Management and Supervisory bodies for fiscal year ended December 31, 2006.

2) The Meeting unanimously approved to allocate fiscal year profits -which according to the Balance Sheet as of December 31, 2006, amounted to P$1,063,701,000 (One billion sixty three Million seven hundred and one Thousand Pesos)-, as follows: P$5,819,200 (Five Million Eight Hundred and Nineteen Thousand Two Hundred Pesos) to the legal reserve corresponding to 5% of fiscal year profits net of adjustments to previous years results, and the remaining sum of P$1,057,881,800 (One Billion Fifty Seven Million Eight Hundred and Eighty One Thousand Eight Hundred Pesos) to a new account. As a result, the balance of the retained earnings account amounts to P$1,299,564,800 (One billion two Hundred and Ninety Nine Million Five Hundred and Sixty Four Thousand Eight Hundred Pesos).  In addition, the Chairman stated that if upon approval of the Company’s quarterly Financial Statements for 2007 fiscal year net and realized profits are reflected for an amount equivalent to the sum the Company is entitled to receive in connection with the cash dividend of P$186,000,000 (one hundred and eighty six million pesos) approved on this date by PETROBRAS ENERGÍA S.A.’s General Shareholders’ Meeting, the Board of Directors will authorize payment of a single advance dividend in cash pursuant to the provisions of Section 224 of the Business Associations Law, for up to the aggregate amount mentioned above.

3) The Meeting unanimously approved that the number of Regular Directors be fixed in 19 (nineteen) and the number of Alternate Directors be fixed in 2 (two). Moreover, considering that at the meeting held on March 27, 2007 the Board of Directors accepted the resignation submitted by Regular Director Alberto da Fonseca Guimar ă es, whose term of office was to expire at the Meeting dealing with 2007 Fiscal Year, the Board of Directors is made up as follows: Regular Directors: Decio Fabricio Oddone da Costa, Daniel Lima de Oliveira, André Garcez Ghirardi, Solange da Silva Guedes, Venina  Velosa da Fonseca, Carlos Tadeu da Costa Fraga, Sydney Granja Alfonso, Carlos Alberto de Meira Fontes, Carlos Alberto Pereira de Oliveira, Luis Miguel Sas, Adalberto Santiago Barbalho, Joăo Ferreira Bezerra de Souza, Vilson Reichemback da Silva, Héctor Daniel Casal, Claudio Fontes Nunes, Rui Anonio Alves da Fonseca, Cedric Bridger, Ignacio A. Arrieta y Santiago Montezanti; Alternate Directors: Heitor Cordeiro Chagas de Oliveira and Horacio T. Liendo (n). In compliance with Resolution No. 368/2001 of the Argentine Securities Commission, it was put on record that Ignacio R. Arrieta, Santiago Montezanti and Horacio T. Liendo (n) qualify as independent directors. The remaining nominees are non-independent directors pursuant to the aforesaid resolution. Independent Regular Directors shall be replaced by the Independent Alternate Director, and non-independent Regular Directors shall be replaced by the non-independent Alternate Director.

4) The Meeting approved, by a majority vote, with 8,156,540 abstentions and 1,993,000 votes against, to appoint Rogelio Norberto Maciel, Justo Federico Norman and Juan Carlos Cincotta as regular members of the Statutory Syndic Committee and Olga Margarita Morrone de Quintana, Mariana Paula Ardizzone and María Laura Maciel as alternate members. In compliance with Resolution No. 368/01 of the Argentine Securities Commission, it was stated that members being public accountants should qualify as independent members pursuant to Technical Resolution No. 15 of the Argentine Federation of Professional Councils in Economic Sciences. To such effect, it was informed that Juan Carlos Cincotta and Olga Margarita Morrone de Quintana qualify as Certified Public Accountants and are independent members pursuant to Technical Resolution No. 15 of the Argentine Federation of Professional Councils in Economic Sciences. Olga Margarita Morrone de Quintana is a member of the Accounting Firm “Morrone de Quintana, Seoane & Quintana”, which firm maintains a professional relationship with, and is paid professional fees by, the Company and other companies within the group. In addition, Rogelio Norberto Maciel, Justo Federico Norman, Mariana Paula Ardizzone and María Laura Maciel are attorneys-at-law and are members of “Maciel, Norman & Asociados” Law Firm that maintained a professional relationship with, and was paid professional fees by, the Company and other companies within the group.

5) The Meeting unanimously approved to allocate P$120,000 (One Hundred and Twenty Thousand Pesos) to compensation of the members of the Board of Directors, which fees are consistent with their duties and responsibilities, the time devoted to the performance of their duties, their professional ability and the fair market value of the services rendered. Moreover, the Meeting approved to allocate P$42,480 (Forty Two Thousand Four Hundred and Eighty Pesos) to compensation of the members of the Statutory Syndic Committee, which fees are consistent with their duties and responsibilities.

6) The Meeting unanimously approved to fix the sum of P$90,009 (Ninenty Thousand and Nine Pesos) as fees to be paid to the Accounting Firm “Sibille”, a member Firm of KPMG International who, through CPA Gabriel E. Soifer , certified the General Balance Sheet as of December 31, 2006. In addition, CPA Gabriel E. Soifer and CPA Néstor Raúl García were appointed to certify the General Balance Sheet as of December 31, 2007 in their capacity as regular and alternate auditors, respectively, representing the Firm “Sibille”, a member of KPMG International, and to perform the said functions in compliance with Decree 677/2001 and other regulatory resolutions. It was stated Sibille, a member of KPMG International, was appointed to perform the audit of the financial statements for 2006 fiscal year and the review of the quarterly periods ending June 30 and September 30, 2006. Consequently, the Auditing Firm “Pistrelli, Henry Martin & Asociados S.R.L.”, a member of Ernst & Young, shall perform the limited review of the financial statements for the quarterly period ended March 31, 2006 with fees amounting to P$31,358 (thirty one thousand three hundred and fifty eight pesos).

7) The Meeting unanimously approved the sum of P$159,000 (One Hundred and Fifty Nine Thousand Pesos) as budget of the Audit Committee.

8) The Meeting unanimously approved that the Chairman appoint the Shareholders to sign the minutes. The minutes was signed by Jorge Emilio Bietti and Luis Alberto Obligado.

The meeting was closed at 16:57 p.m.

Sincerely,

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 04/09/2007

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney